

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via E-mail
Chunfeng Tao
Chairman, President, Chief Executive Officer and Director
Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

Re: Keyuan Petrochemicals, Inc.
Post Effective Amendment No.1 to Registration Statement on Form S-1
Filed February 21, 2012
File No. 333-170324

Dear Mr. Tao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the filing also serves as a post effective amendment to the Form S-1, File No. 333-167029, declared effective on October 19, 2010. It appears that with respect to both filings, the prospectus included in this post-effective amendment no. 1 has been in use for more than nine months, and that the last set of audited financial statements contained therein (which are as of and for the fiscal year ended December 31, 2009), are more than 16 months old. We also note that with respect to both filings, you have not previously sought to update your audited financial statements pursuant to Section 10(a)(3) of the Securities Act. Section 5(b) of the

Securities Act requires that a prospectus meeting the requirements of Section 10(a) either accompany or precede the confirmation of the sale of a security. Please supplementally advise us as to whether you have made any offers or sales using the prospectus during the period in which your audited financial statements were not current.

2.   Please update your registration statement in accordance with Rule 8-08 of Regulation S-X or tell us why you would not be required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Louis Taubman, Esq.
    Arila Zhou
    Hunter Taubman Weiss LLP